

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
AllianceBernstein Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AllianceBernstein
Investments, Inc. (the "Company") as of December 31, 2018, and the related statements of income,
changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors
and cash flows for the year then ended, including the related notes (collectively referred to as the
"financial statements"). In our opinion, the financial statements present fairly, in all material
respects, the financial position of the Company as of December 31, 2018, and the results of its
operations and its cash flows for the year then ended in conformity with accounting principles
generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility
is to express an opinion on the Company's financial statements based on our audit. We are a public
accounting firm registered with the Public Company Accounting Oversight Board (United States)
(PCAOB) and are required to be independent with respect to the Company in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the
PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement, whether due to error or
fraud.

Our audit included performing procedures to assess the risks of material misstatement of the
financial statements, whether due to error or fraud, and performing procedures that respond to
those risks. Such procedures included examining, on a test basis, evidence regarding the amounts
and disclosures in the financial statements. Our audit also included evaluating the accounting
principles used and significant estimates made by management, as well as, evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for
our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction
with the audit of the Company's financial statements. The supplemental information is the
responsibility of the Company's management. Our audit procedures included determining whether
the supplemental information reconciles to the financial statements or the underlying accounting
and other records, as applicable, and performing procedures to test the completeness and accuracy
of the information presented in the supplemental information. In forming our opinion on the
supplemental information, we evaluated whether the supplemental information, including its form
and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934.



In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's auditor since 2006.